Frontegra Funds, Inc.
400 Skokie Boulevard, Suite 500
Northbrook, Illinois  60062

June 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

Frontegra Funds, Inc.

Request to Withdraw Registration Statement on Form N-1A

(Registration No. 333-7305 and 811-7685) Originally Filed January 14, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Frontegra Funds, Inc. (the “Registrant”) hereby requests withdrawal of Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A filed by the Registrant on January 14, 2008 under File Nos. 333-7305 and 811-7685 (the “Registration Statement”).  The Registration Statement was originally filed for the purpose of adding the Frontegra Mira Small Cap Growth Fund (the “Fund”) as a new series.

The Registrant filed subsequent Post-Effective Amendments Nos. 38, 39 and 41 to extend the effective date of the Fund, which, as filed under Post-Effective Amendment No. 41 on May 27, 2008, was set to become effective on June 27, 2008.  The Registrant represents that no securities have been or will be sold under this Registration Statement.  The Registrant is requesting a withdrawal of the Registration Statement because it has decided not to proceed with the Fund.

Please forward copies of the order consenting to the withdrawal of the Registration Statement via postal mail in care of:  William D. Forsyth, III, Frontegra Funds, Inc., 400 Skokie Boulevard, Suite 500, Northbrook, Illinois 60062.  If you have any questions, please contact the undersigned at (847) 509-9860.

Very truly yours,

FRONTEGRA FUNDS, INC.

By:

  /s/ William D. Forsyth, III

  William D. Forsyth, III

  Co-President